UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
February 14, 2019
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory note
On February 14, 2019, the Credit Suisse Earnings Release 4Q18 was published. A copy of the Earnings Release is attached as an exhibit to this report on Form 6-K. This report on Form 6-K (including the exhibit hereto) is hereby (i) incorporated by reference into the Registration Statement on Form F-3 (file no. 333-218604) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), and (ii) shall be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, except, in the case of both (i) and (ii), the information under “Differences between Group and Bank” and “Selected financial data – Bank” shall not be incorporated by reference into, or be deemed “filed”, with respect to the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856).
Credit Suisse Group AG and Credit Suisse AG file an annual report on Form 20-F and file quarterly reports, including unaudited interim financial information, and furnish or file other reports on Form 6-K with the US Securities and Exchange Commission (SEC) pursuant to the requirements of the Securities Exchange Act of 1934, as amended. The SEC reports of Credit Suisse Group AG and Credit Suisse AG are available to the public over the internet at the SEC’s website at www.sec.gov. The SEC reports of Credit Suisse Group AG and Credit Suisse AG are also available under “Investor Relations” on Credit Suisse Group AG’s website at www.credit-suisse.com and at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.
Unless the context otherwise requires, references herein to “Credit Suisse Group,” “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse AG, the direct bank subsidiary of the Group, and its consolidated subsidiaries.
SEC regulations require certain information to be included in registration statements relating to securities offerings. Such additional information for the Group and the Bank is included in this report on Form 6-K, which should be read together with the Group’s and the Bank’s annual report on Form 20-F for the year ended December 31, 2017 (Credit Suisse 2017 20-F) filed with the SEC on March 23, 2018, the Group’s financial report for the first quarter of 2018 (Credit Suisse Financial Report 1Q18), filed with the SEC on Form 6-K on May 3, 2018, the Group’s financial report for the second quarter of 2018 (Credit Suisse Financial Report 2Q18), filed with the SEC on Form 6-K on July 31, 2018, the Group’s financial report for the third quarter of 2018 (Credit Suisse Financial Report 3Q18), filed with the SEC on Form 6-K on November 1, 2018 and the Group’s earnings release for the fourth quarter of 2018 (Credit Suisse Earnings Release 4Q18), filed with the SEC as Exhibit 99.1 hereto.
This report filed on Form 6-K also contains certain information about the Bank relating to its results as of and for the three and twelve months ended December 31, 2018. Credit Suisse AG, a Swiss bank and joint stock corporation established under Swiss law, is a wholly-owned subsidiary of the Group. Credit Suisse AG’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.
References herein to “CHF” are to Swiss francs.
Forward-looking statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements. In addition, in the future the Group, the Bank and others on their behalf may make statements that constitute forward-looking statements.
When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Credit Suisse 2017 20-F, subsequent annual reports on Form 20-F filed by the Group and the Bank with the SEC, the Group’s and the Bank’s reports on Form 6-K furnished to or filed with the SEC and other uncertainties and events.

Differences between Group and Bank
Except where noted, the business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Swiss Universal Bank, International Wealth Management, Asia Pacific, Global Markets, Investment Banking & Capital Markets and, until December 31, 2018, the Strategic Resolution Unit segments. Certain Corporate Center activities of the Group, such as hedging activities relating to share-based compensation awards, are not applicable to the Bank. Certain other assets, liabilities and results of operations, primarily relating to Credit Suisse Services AG (our Swiss service company) and its subsidiary, are managed as part of the activities of the six segments. However, they are legally owned by the Group and are not part of the Bank’s consolidated financial statements.
Comparison of consolidated statements of operations
	Bank		Group		Bank		Group
in	4Q18	4Q17	4Q18	4Q17	2018	2017	2018	2017
Statements of operations (CHF million)
Net revenues	4,743	5,251	4,801	5,189	20,820	20,965	20,920	20,900
Total operating expenses	4,235	5,055	4,114	5,005	17,686	19,202	17,270	18,897
Income before taxes	449	153	628	141	2,889	1,553	3,405	1,793
Net income/(loss)	204	(2,110)	288	(2,093)	1,755	(1,228)	2,044	(948)
Net income/(loss) attributable to shareholders	208	(2,134)	292	(2,126)	1,762	(1,255)	2,057	(983)
Comparison of consolidated balance sheets
	Bank		Group
end of	4Q18	4Q17	4Q18	4Q17
Balance sheet statistics (CHF million)
Total assets	772,069	798,372	768,916	796,289
Total liabilities	726,042	754,822	724,864	754,100
Capitalization and indebtedness
	Bank		Group
end of	4Q18	4Q17	4Q18	4Q17
Capitalization and indebtedness (CHF million)
Due to banks	15,220	15,411	15,220	15,413
Customer deposits	365,263	362,303	363,925	361,162
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	24,623	26,496	24,623	26,496
Long-term debt	153,433	172,042	154,308	173,032
Other liabilities	167,503	178,570	166,788	177,997
Total liabilities	726,042	754,822	724,864	754,100
Total equity	46,027	43,550	44,052	42,189
Total capitalization and indebtedness	772,069	798,372	768,916	796,289

BIS capital metrics
	Bank		Group
end of	4Q18	4Q17	4Q18	4Q17
Capital and risk-weighted assets (CHF million)
CET1 capital	38,948	38,433	35,857	36,711
Tier 1 capital	48,264	52,378	46,073	51,482
Total eligible capital	52,464	57,592	50,272	56,696
Risk-weighted assets	286,081	272,720	284,582	272,815
Capital ratios (%)
CET1 ratio	13.6	14.1	12.6	13.5
Tier 1 ratio	16.9	19.2	16.2	18.9
Total capital ratio	18.3	21.1	17.7	20.8
Selected financial data – Bank
Condensed consolidated statements of operations
in	4Q18	4Q17	% change	2018	2017	% change
Condensed consolidated statements of operations (CHF million)
Interest and dividend income	5,516	4,141	33	19,623	17,061	15
Interest expense	(3,085)	(2,545)	21	(12,498)	(10,369)	21
Net interest income	2,431	1,596	52	7,125	6,692	6
Commissions and fees	2,832	3,075	(8)	11,742	11,672	1
Trading revenues	(955)	208	–	456	1,300	(65)
Other revenues	435	372	17	1,497	1,301	15
Net revenues	4,743	5,251	(10)	20,820	20,965	(1)
Provision for credit losses	59	43	37	245	210	17
Compensation and benefits	1,959	2,410	(19)	8,864	9,964	(11)
General and administrative expenses	1,864	2,137	(13)	7,035	7,413	(5)
Commission expenses	301	364	(17)	1,259	1,429	(12)
Restructuring expenses	111	144	(23)	528	396	33
Total other operating expenses	2,276	2,645	(14)	8,822	9,238	(5)
Total operating expenses	4,235	5,055	(16)	17,686	19,202	(8)
Income before taxes	449	153	193	2,889	1,553	86
Income tax expense	245	2,263	(89)	1,134	2,781	(59)
Net income/(loss)	204	(2,110)	–	1,755	(1,228)	–
Net income/(loss) attributable to noncontrolling interests	(4)	24	–	(7)	27	–
Net income/(loss) attributable to shareholders	208	(2,134)	–	1,762	(1,255)	–

Selected financial data – Bank (continued)
Condensed consolidated balance sheets
end of	4Q18	4Q17	% change
Assets (CHF million)
Cash and due from banks	99,314	109,510	(9)
Interest-bearing deposits with banks	1,074	721	49
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	117,095	115,346	2
Securities received as collateral	41,696	38,074	10
Trading assets	132,427	156,774	(16)
Investment securities	2,909	2,189	33
Other investments	4,824	5,893	(18)
Net loans	292,875	283,237	3
Premises and equipment	4,530	4,445	2
Goodwill	4,056	4,036	0
Other intangible assets	219	223	(2)
Brokerage receivables	38,907	46,968	(17)
Other assets	32,143	30,956	4
Total assets	772,069	798,372	(3)
Liabilities and equity (CHF million)
Due to banks	15,220	15,411	(1)
Customer deposits	365,263	362,303	1
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	24,623	26,496	(7)
Obligation to return securities received as collateral	41,696	38,074	10
Trading liabilities	42,171	39,132	8
Short-term borrowings	22,419	26,378	(15)
Long-term debt	153,433	172,042	(11)
Brokerage payables	30,923	43,303	(29)
Other liabilities	30,294	31,683	(4)
Total liabilities	726,042	754,822	(4)
Total shareholder's equity	45,329	42,670	6
Noncontrolling interests	698	880	(21)
Total equity	46,027	43,550	6

Total liabilities and equity	772,069	798,372	(3)
BIS statistics (Basel III)
end of	4Q18	4Q17	% change
Eligible capital (CHF million)
Common equity tier 1 (CET1) capital	38,948	38,433	1
Tier 1 capital	48,264	52,378	(8)
Total eligible capital	52,464	57,592	(9)
Capital ratios (%)
CET1 ratio	13.6	14.1	–
Tier 1 ratio	16.9	19.2	–
Total capital ratio	18.3	21.1	–

Exhibits
No. Description
99.1 Credit Suisse Earnings Release 4Q18

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)
Date: February 14, 2019
By:
/s/ Tidjane Thiam                                 /s/ David R. Mathers
      Tidjane Thiam                                       David R. Mathers
      Chief Executive Officer                          Chief Financial Officer